UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2025

Commission file number 001-41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed, Meihua International Medical Technologies Co., Ltd. (the “Company”) received notice on December 3, 2024 from the staff (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) that it was not in compliance with the minimum bid price requirements of Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). The Company received an initial 180 days (or through June 2, 2025) to regain compliance. In order to be eligible to receive an additional 180-day compliance period, the Company was required to apply to transfer from the Nasdaq Global Market to the Nasdaq Capital Market, which the Company completed on May 20, 2025, and submit a plan of compliance to Nasdaq.

On June 3, 2025, the Company received notice from the Staff that Nasdaq has approved the Company’s application to list its shares on the Nasdaq Capital Market. The Company’s securities will be transferred to the Capital Market at the opening of business on June 6, 2025. Further, the Staff informed the Company that it is eligible for an additional 180 days, or until December 1, 2025, to regain compliance with the Minimum Bid Price Requirement (the “Extended Compliance Period”).

If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Extended Compliance Period, and the Company has not effectuated a reverse stock split in order to bring its stock price up above $1.00 for at least 10 consecutive trading days, the Company’s ordinary shares will be subject to delisting. The Company will continue to monitor the situation and will take such action as it deems necessary to remedy its failure to meet the Minimum Bid Price Requirement and ensure it continues to meet all other Nasdaq continued listing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

Dated: June 6, 2025	By:	/s/ Xin Wang
	Name:	Xin Wang
	Title:	Chief Executive Officer
(Principal Executive Officer)

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